KIUKIANG GOLD MINING COMPANY
39 Lane 1199, Jiujiang City, Jiujiang, People’s Republic of China

October 15, 2011

Tiger Jiujiang Mining, Inc.
6F, No.81 Meishu East 6 Road,
Kaohsiung, Taiwan 804

RE: Tiger Jiujiang Mining Property, Jiujiang Province

Dear Ms. Chang

In regards to the Option to Purchase and Royalty Agreement between Kiukiang Gold Mining Company (“Kiukiang”) and Tiger Jiujiang Mining, Inc. (“Tiger”) dated February 22, 2010, and the First Amendment to the Option to Purchase and Royalty Agreement between Kiukiang and Tiger dated May 2, 2011, we hereby confirm that any and all decisions with regard to the first and second phases of the exploration program will be made by Tiger and that Kiukiang will abide by those decisions. We will continue to offer our assistance throughout the exploration program but confirm that Tiger will be the arbiter of all exploration decisions.

                  /s/ “Sun Yuen Chun”

Sun Yuen Chun
Senior Officer,
Kiukiang Gold Mining Company